

August 19, 2022

Brian McFadden
Chief Executive Officer
Cryptyde, Inc.
200 9th Avenue North, Suite 220
Safety Harbor, Florida 34695

      Re: Cryptyde, Inc.
          Registration Statement on Form S-1
          Filed August 12, 2022
          File No. 333-266848

Dear Mr. McFadden:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Manufacturing

cc: Rick Werner